UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008
Commission File Number 0-99
PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

July 30, 2008
PEMEX Unaudited Financial Results Report
as of June 30, 2008
PEMEX, Mexico’s oil and gas company and the eleventh largest integrated national oil company in the world1, announced its unaudited consolidated financial results as of June 30, 2008.

2Q08 Financial Highlights
ª  Total sales increased by 29.6% as compared to the second quarter of 2007, amounting to Ps. 371.6 billion in the second quarter of 2008, in pesos with June 30, 2007 purchasing power parity (US$36.1 billion).[2]
ª  Income before taxes and duties increased by 36.3% as compared with the second quarter of 2007.
ª  Net income was Ps. 16.7 billion (US$ 1.6 billion).

1H08 Financial Highlights
ª  Total sales increased by 30.9% as compared with the first half of 2007, amounting to Ps. 693.0 billion in first half of 2008 (US$67.2 billion).
ª  Income before taxes and duties increased by 46.4%, to Ps. 453.3 billion (US$ 44.0 billion)
ª  Net income was Ps. 19.9 billion (US$ 1.9 billion).

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total sales	286,800	371,576	29.6%	84,777	36,051	529,602	693,039	30.9%	163,437	67,240
Domestic sales	151,931	178,143	17.3%	26,212	17,284	287,846	341,626	18.7%	53,780	33,145
Exports	134,606	193,176	43.5%	58,570	18,742	241,222	350,871	45.5%	109,649	34,042
Services income	263	258	-2.2%	(6)	25	534	543	1.7%	9	53

Cost of sales	113,152	155,024	37.0%	41,872	15,041	203,703	278,606	36.8%	74,904	27,031

Gross profit	173,647	216,552	24.7%	42,905	21,010	325,900	414,433	27.2%	88,533	40,209

General expenses	20,298	26,556	30.8%	6,258	2,577	38,972	54,262	39.2%	15,291	5,265

Income before taxes and duties	182,252	248,382	36.3%	66,130	24,099	309,583	453,277	46.4%	143,694	43,978

Taxes and duties	143,985	231,687	60.9%	87,701	22,479	281,744	433,328	53.8%	151,584	42,043

Net income (loss)	38,267	16,696		(21,571)	1,620	27,838	19,948	-28.3%	(7,890)	1,935

EBITDA(1)	215,569	303,899	41.0%	88,331	29,485	368,809	560,961	52.1%	192,152	54,426
EBITDA / Financial cost(2)	13.1	25.4				14.3	22.6

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) — formerly Mexican GAAP — issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Earnings before interest, taxes, depreciation and amortization is a non US-GAAP measure, therefore we provide a reconciliation with net income on page 20. This measure excludes the cost of the reserve for labor obligations.

(2)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly ranking, December, 2007.

[2]	Convenience translations into US dollars of amounts in pesos have been made at the rate of Ps. 10.3069= US$1.00 at June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could have been converted into US dollar amounts at the forgoing rate or any other rate.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	1/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2Q08 Operational Highlights
ª  Crude oil production decreased by 11.5% during the first quarter of 2008 to 2,801 thousand barrels per day (Mbd) as compared to the second quarter of 2008, primarily due to the decline of Cantarell complex.
ª  Total natural gas production increased by 13.7%, to 6,861 million cubic feet per day (MMcfd).

1H08 Operational Highlights
ª  During the first half of 2008, crude oil production decreased by 9.7% to 2,856 Mbd as compared with the first half of 2007, due to the decreased production at the Cantarell complex.
ª  Total natural gas production increased by 13.5%, to 6,723 during the first half of 2008, due to higher levels of activity in the Northern region.

Operating Items
Exploration and Production

2Q08 Crude Oil Production	During the second quarter of 2008, crude oil production decreased by 11.5% as compared to the second quarter of 2007, from 3,166 to 2,801 Mbd.
Production of heavy crude oil decreased by 15.7% and production of light crude oil decreased by 4.3%, primarily due to the decreased production at the Cantarell complex, which was partially offset by a196 Mbd increase in the Ku-Maloob-Zaap project.

Conversely, extra-light crude oil production increased by 3.4%, due to completion of wells in the Delta Grijalva project.

1H08 Crude Oil Production	During the first half of 2008, crude oil production decreased by 9.7% as compared to the same period of the previous year, from 3,162 to 2,856 Mbd, primarily due to the decreased production in the Cantarell complex.
Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,593	3,182	-11.4%	(410)	3,586	3,235	-9.8%	(351)
Crude oil	3,166	2,801	-11.5%	(364)	3,162	2,856	-9.7%	(306)
Heavy	2,134	1,798	-15.7%	(336)	2,119	1,847	-12.8%	(272)
Light	833	798	-4.3%	(35)	846	805	-4.8%	(41)
Extra-light	199	206	3.4%	7	197	205	3.8%	8
Natural gas liquids(1)	427	381	-10.7%	(46)	424	379	-10.7%	(45)

(1)	Includes condensates.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	2/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2Q08 Natural Gas Production	During the second quarter of 2008, total natural gas production increased by 13.7% as compared to production recorded in the same quarter of the previous year, from 6,033 to 6,861 MMcfd.
The production of associated natural gas increased by 24.7% during the second quarter of 2008, as compared to the second quarter of 2007, primarily due to greater production at the Cantarell, Ku-Maloob-Zaap, Caan, Crudo Ligero Marino and Ixtal-Manik projects.

The production of non-associated natural gas decreased by 0.4% primarily due to lower activity at the Burgos and Lankahuasa projects in the Northern region.

1H08 Natural Gas Production	During the first half of 2008, total natural gas production increased by 13.5% as compared to the first half of 2007 from 5,925 to 6,723 MMcfd.
Associated natural gas production increased by 22.6% in the first half of 2008 as compared to the first half of 2007 as a result of higher volumes from the Cantarell, Ku-Maloob Zaap and Delta del Grijalva projects.

Non-associated natural gas production increased by 1.7% due to greater production from the Veracruz project in the Northern region during the first quarter.
Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
	(MMcfd)				(MMcfd)
Total	6,033	6,861	13.7%	828	5,925	6,723	13.5%	798
Associated	3,394	4,232	24.7%	838	3,336	4,090	22.6%	753
Non-associated	2,639	2,630	-0.4%	(10)	2,589	2,634	1.7%	45

Natural gas flaring	353	1,210		857	325	1,177		851
Gas flaring / total production	5.8%	17.6%			5.5%	17.5%

Note: Numbers may not total due to rounding.

2Q08 Gas Flaring	In the second quarter of 2008, gas flaring represented 17.6% of total natural gas production. The increase with respect to the same quarter of the previous year was primarily due to higher production of natural gas with elevated nitrogen concentration in the Northeastern Marine region, infrastructure maintenance and the failure of certain compression equipment in offshore platforms.

During the fourth quarter of 2008 we expect to significantly reduce gas flaring by 5% to 6%, upon the completion of the installation of gas injection and compression stations in the Northeastern Marine region.

PEMEX Financial Results Report as of June 30, 2008.	3/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2Q08 Completion of Wells	During the second quarter of 2008, the number of wells drilled increased by 4.1% with respect to the same quarter of the previous year, from 169 to 176 wells.
We added three new development wells during the second quarter of 2008 as compared to the second quarter of 2007, due to higher activity at the Aceite Terciario del Golfo project, offset by lower drilling activity in Burgos basin in the Northern region.

The number of exploratory wells drilled increased by 4 as compared to the same quarter of the previous year, a result of greater (drilling) activity at the Veracruz and Burgos basins, in the Northern region.

During the second quarter of 2008, the number of non-associated gas production operating wells increased by 4.2% to 3,118 wells, as compared to the same quarter of the previous year, primarily due to the completion of wells in the Burgos project in the Northern region.

1H08 Drilling Equipment	During the first half of 2008, the number of operating drilling rigs increased by 120.4% to 241, of this, Pemex-Exploration and Production owns123 rigs, and the remaining 118 were owned by independent contractors.

1H08 Offshore Platforms	During first half of 2008, the number of offshore platforms increased by 13.0% as compared to the same period of the previous year, from 200 to 226. These platforms provide various services, including: storage, control, drilling, housing, telecommunications and processing.
Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and drilling equipment

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
	(Number of				(Number of
	wells)				wells)
Wells drilled	169	176	4.1%	7	318	331	4.1%	13
Development	157	160	1.9%	3	296	303	2.4%	7
Exploration	12	16	33.3%	4	22	28	27.3%	6

Total operating wells					6,393	6,370	-0.4%	(23)
Injection					277	265	-4.3%	(12)
Production					6,116	6,105	-0.2%	(11)
Crude					3,123	2,987	-4.4%	(136)
Non associated gas					2,993	3,118	4.2%	125

Selected operating infrastructure
Drilling rigs					109	241		132
Offshore platforms		'			200	226	13.0%	26

Note: Numbers may not total due to rounding.

PEMEX Financial Results Report as of June 30, 2008.	4/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2Q08 Seismic Information	During the second quarter of 2008, the number of kilometers covered by 2D seismic studies increased to 548 km, while the area covered by 3D seismic studies increased by 2,063 km2 as compared to the same quarter of 2007.
The increase in 2D studies was due to higher activity in the Múzquiz project, in the Northern region, while the increase in 3D studies was the result of greater exploration in the Golfo de México Sur project in deep waters.
Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies for exploration and development

	Second quarter (Apr.-Jun.)			Six months ending Jun. 30
	2007	2008	Change	2007	2008	Change
Seismic information
2D (km)	106	548	442	106	1,258	1,152
3D (km2)	946	3,009	2,063	1,176	6,721	5,545

Note: Numbers may not total due to rounding.

2Q08	Our main discoveries during the second quarter of 2008 were:
Discoveries
Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Successful wells in
Project	2Q08	Geologic age	Initial production	Type
Burgos	Murex-1	Paleocene	10.7 MMcfd	Non-associated natural gas
	Ursus-1	Paleocene	1.2 MMcfd	Non-associated natural gas
	Ricos-1001	Paleocene	5.8 MMcfd	Non-associated natural gas

Veracruz	Aris-1	Pliocene	5.1 MMcfd	Non-associated natural gas
	Aral-1	Miocene	5.5 MMcfd	Non-associated natural gas
	Maderaceo-1	Early Miocene	10.7 MMcfd	Non-associated natural gas

Cactus-Sitio Grande	Teotleco-1	Mid Cretaceous	3.6 Mbd	Light crude oil

Ku-Maloob-Zaap	Ayatsil-DL1	Early Cretaceous	4.1Mbd	Heavy crude oil

PEMEX Financial Results Report as of June 30, 2008.	5/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2Q08 Cantarell	The main developments at the Cantarell project during the second quarter of 2008 were the following:

• completion of 3 development wells

• 14 major and 14 minor well workovers.

The first module of the nitrogen recovery unit (NRU) at Ciudad Pemex facility commenced operations on April 8, 2008, and the second module began operations on July 12, 2008. Currently, the unit has recovered approximately 400 MMcfd.

The mail goals for the Cantarell project in the second half of 2008 are:

• Completion of pipeline Sihil A to Compresión Akal J1,

• completion of gas pipeline Sihil A to Producción Akal J2,

• start of operations of NRU (Ciudad Pemex, Tab.) and

• Completion of 10 development wells.

2Q08 Ku-Maloob- Zaap	On May 24, 2008, the Ku-Maloob-Zaap project recorded a production record of 725 Mbd, as a result of the initiation of operations up of several wells.

During the second quarter of 2008, the main activities at the Ku-Maloob-Zaap were:

• completion of 6 development wells, and

• 5 major and 8 minor well workovers.

The mail goals for the Ku-Maloob-Zaap project in the second half of 2008 are:

• Completion of drilling platform Lum A,

• completion of habitation platform Ku H,

• completion of production platform Ku H, and

• completion of 11 development wells.

2008 Production Estimate	Production goals for 2008 include maintaining crude oil and natural gas production at approximately 2.8 MMbd and 6.6 MMMcfd, respectively.

PEMEX Financial Results Report as of June 30, 2008.	6/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Gas and Basic Petrochemicals

2Q08 Gas Processing	During the second quarter of 2008, total on-shore natural gas processing fell by 3.7% as compared to the same quarter of the previous year, as a result of equipment downtime and maintenance activities.

During the second quarter of 2008, sour wet gas processing decreased by 2.3% mainly affected by a reduced supply of gas form the marine region, whereas, sweet wet gas processing decrease by 7.5% due to lower production in Burgos basin. As a result, dry gas production decreased by 4.8%.

Natural gas liquids production decreased by 10.7% during the second quarter of 2008 primarily due to a 41.1% decrease in production of condensates in the same period, from 79 to 47 Mbd, as well as and to increased nitrogen content in associated gas.

1H08 Gas Processing	During the first half of 2008, total on-shore natural gas processing fell by 3.9% as compared to the same period of the previous year, as a result of a 4.7% decrease in of sweet wet gas processing, which was due to lower production in the Reynosa zone.
Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,436	4,273	-3.7%	(163)	4,402	4,229	-3.9%	(173)
Sour wet gas	3,280	3,203	-2.3%	(76)	3,264	3,145	-3.7%	(119)
Sweet wet gas	1,157	1,070	-7.5%	(87)	1,138	1,084	-4.7%	(54)

Production
Dry gas	3,651	3,477	-4.8%	(174)	3,648	3,459	-5.2%	(190)
Natural gas liquids (Mbd)(1)	427	381	-10.7%	(46)	424	379	-10.7%	(45)

(1)	Includes other streams to fractionation.

Note:	Numbers may not total due to rounding.

2Q08 Financial Instruments	On July 25, 2008, Pemex-Gas and Basic Petrochemicals (PGPB) presented a financial strategy through which it hedges its distributor’s exposure to price volatility so as to protect minor users from abrupt natural gas price increases. Under this scheme, the distributors will define the percentage of what they consume that will be covered, as well as the 36 month period. On August 2008, a reference price of US$8 per MMBtu will be paid; such price will be increased periodically in the months to come until a fixed price is reached for the remaining time of the hedge.

2Q08 Infrastructure Projects	As of June 30, 2008, the construction of cryogenic plants 5 and 6 in the Burgos Gas Processing Center (GPC) was 95% complete.

As of the same date, the construction of the Emiliano Zapata compression station in the state of Veracruz was 98% complete.

PEMEX Financial Results Report as of June 30, 2008.	7/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Refining

2Q08 Processing	During the second quarter of 2008, total crude oil processing decreased by 0.3% as compared to the same period of the previous year.

Heavy crude oil processing increased by 10.5% during the second quarter of 2008, while light crude oil processing decreased by 6.6% due to the operative program aimed at increasing the use of deep conversion equipment.

1H08 Processing	During the first half of 2008, total crude oil processing decreased by 2.4% as compared to the first half of 2007, as a result of scheduled maintenance in Cadereyta, Minatitlán, Salamanca and Tula refineries.
Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
	(Mbd)				(Mbd)
Total processed	1,283	1,279	-0.3%	(4)	1,305	1,273	-2.4%	(31)
Heavy Crude(1)	469	519	10.5%	49	493	523	6.0%	29
Light Crude	814	760	-6.6%	(54)	811	751	-7.5%	(61)

(1)	Excludes reconstituted crude.

Note:	Numbers may not total due to rounding.

2Q08 Capacity Utilization	As a consequence of the decrease in our total crude oil processing, during the second quarter of 2008, our primary distillation capacity utilization rate decreased from 84.2% to 83.8%.

2Q08 Production	The average production of petroleum products decreased by 0.3% as compared to the same period in the previous year, decreasing from 1,550 to 1,545 Mbd.

Production of gasoline decreased by 0.5% due to lower supply of blendstock, while fuel oil production decreased 4.2% as a result of lower crude oil processing and the operative program aimed to increasing the use of deep conversion equipments.

Additionally, production of liquefied petroleum gas (LPG) decreased by 11.0% as compared to the second quarter of 2007, primarily due to lower production of natural gas liquids.

1H08 Production	During the first half of 2008, the average production of petroleum products decreased by 3.0% as compared to same period of the previous year, from 1,567 to 1,521 Mbd.

Particularly, production of fuel oil decreased by 9.5% as a result of lower crude processing and LPG production fell by 11.0%, due to lower production of natural gas liquids.

PEMEX Financial Results Report as of June 30, 2008.	8/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
	(Mbd)				(Mbd)
Total production	1,550	1,545	-0.3%	(5)	1,567	1,521	-3.0%	(46)
Gasolines	461	459	-0.5%	(2)	467	459	-1.7%	(8)
Fuel oil	318	305	-4.2%	(14)	319	289	-9.5%	(30)
Diesel	334	361	8.1%	27	342	358	4.4%	15
Liquefied petroleum gas (LPG)(1)	236	210	-11.0%	(26)	237	211	-11.0%	(26)
Jet Fuel	67	68	0.7%	0.4	68	70	3.2%	2
Other(2)	133	142	6.6%	9	134	135	0.6%	1

(1)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

(2)	Includes mainly paraffins, furfural extract, aeroflex, asphalt, among others.

Note: Numbers may not total due to rounding.

2Q08 Variable Refining Margin	In the second quarter of 2008, PEMEX’s variable refining margin[3] decreased from US$12.3 to a negative margin of US$1.07 per barrel, or 91.3%, as compared to the second quarter of 2007.
This reduction was primarily due to higher oil prices, partially offset by a US$0.52 positive effect in volume, as well as inventory reduction due to lower gasoline production.

2Q08 Franchises	As June 30, 2008, the number of franchised gas stations increased by 5.6% with respect to the same quarter of the previous year, from 7,690 to 8,121 franchises,.

Vessels Renewal Program 2007-2010	From 2007 to 2010 PEMEX expects to invest Ps.1,524 million to renew its ground delivery fleet in order to satisfy demand for fuels. In June 2008, 356 tank cars were purchased, each with a capacity of 20 thousand liters, which will be used to transport gasoline and diesel.

During 2008-2018 Ps. 2.9 billion will be invested to renew its marine fleet. During May 2008, four vessels were leased in order to optimize distribution of petroleum products. In 2008 PEMEX expects to transport 103 MMbd of petroleum products by sea.

These programs are part of the PEMEX’s strategic initiatives to: i) increase security, ii) improve operations efficiency, iii) generate savings and iv) strengthen client service.

Minatitlán Reconfiguration	As of June 2008, the reconfiguration of the Minatitlán refinery was 81.2% complete. It is estimated that the construction will be completed by the third quarter of 2009 and the plants will recommence operations during the fourth quarter of 2009.

[3]	The variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, auto consumption (fuel oil and natural gas used to operate the refineries, and auxiliary services (electric power, water and catalysts).

PEMEX Financial Results Report as of June 30, 2008.	9/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Petrochemicals

2Q08 Production	During the second quarter of 2008, total petrochemicals production, including intermediate products and sub products, decreased by 2.2% as compared to the same quarter of the previous year, from 3,167 to 3,097 thousand tons (Mt).

This decrease was primarily driven by:

• lower production of ethane derivatives, primarily due to lower ethylene availability, and a decrease in vinyl chloride production caused by maintenance at the Cangrejera petrochemical complex;

• lower production of aromatics and derivatives, primarily due to lower long residue process at the Cangrejera petrochemical complex.

These decreases were offset in part by higher production of methane derivatives, resulting from greater production of ammonia to satisfy higher demand for urea.

1H08 Production	During the first half of 2008, total petrochemicals production increased by 0.3% with respect to the same period of the previous year, from 6,121 to 6,140 Mt. This slight increase was primarily a result of higher ammonia production resulting form greater demand for urea, and higher methanol production, which was temporarily reactivated due to favorable market conditions in the first quarter of 2008. These increases were partially offset by decreased production of vinyl chloride and toluene.
Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
	(Mt)				(Mt)
Total production	3,167	3,097	-2.2%	(70)	6,121	6,140	0.3%	20
Methane derivatives
Ammonia	183	221	20.7%	38	363	475	30.6%	111
Methanol	—	—		0	—	44	—	44
Ethane derivatives
Ethylene	278	285	2.4%	7	541	571	5.6%	30
Ethylene oxide	85	90	5.7%	5	179	178	-0.3%	(1)
Low density polyethylene	77	70	-9.9%	(8)	146	142	-2.2%	(3)
High density polyethylene	40	46	16.0%	6	85	96	12.6%	11
Vinyl chloride	73	55	-25.0%	(18)	113	81	-28.1%	(32)
Aromatics and derivatives
Toluene	50	39	-21.5%	(11)	103	74	-27.9%	(29)
Ethylbenzene	46	37	-20.0%	(9)	84	79	-5.5%	(5)
Benzene	32	29	-9.7%	(3)	68	57	-15.8%	(11)
Propylene and derivatives
Acrylonitrile	2	—		(2)	2	—	-100.0%	(2)
Polypropylene	93	86	-6.8%	(6)	172	176	2.4%	4
Others(1)	2,207	2,139	-3.1%	(68)	4,265	4,166	-2.3%	(99)

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.

Acrylonitrile	As a result of an agreement entered into by PEMEX and Unigel, on July 27, 2008 the rehabilitation activities of the acrylonitrile plant located in the Morelos petrochemical complex started. PEMEX will invest around Ps.70 million and Unigel around US$20 million. The plant will increase acrylonitrile production by 60 Mt per year and will help reduce carbon oxide and sulfur dioxide emanations. It is estimated that the rehabilitation works will be concluded on January 2009.

PEMEX Financial Results Report as of June 30, 2008.	10/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

International Trade4

2Q08 Crude Oil Exports	During the second quarter of 2008, the volume of crude oil exports decreased by 18.3% with respect to the same quarter of the previous year, from 1,725 to 1,410 Mbd, primarily as a result of lower production.
Approximately 91% of total crude oil exports were heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

79% of total crude oil exports was delivered to the United States, while the remaining 21% was distributed among Europe (13%), the rest of the Americas (7%) and the Far East (1%).

The weighted average export price of the Mexican crude oil basket increased by 82.8%, from US$56.9 to US$104.1 per barrel as compared to the second quarter of 2007.

1H08 Crude Oil Exports	During first half of 2008, the volume of crude oil exports decreased by 15.3% with respect to the same period of the previous year, from 1,718 to 1,454 Mbd, as a result of lower crude oil production.
The weighted average export price of the Mexican crude oil basket increased by 79.1% during the first half of 2008, from US$52.3 to US$93.7 per barrel, as compare to the first half of 2007.

2Q08 Natural Gas Exports	Natural gas exports decreased from 163 MMcfd in the second quarter of 2007 to 60 MMcfd during the second quarter of 2008, due to lower dry gas production.

1H08 Natural Gas Exports	During the first half of 2008, natural gas exports decreased from 175 to 43 MMcfd, as compared to the same period of the previous year, as a result of a decrease in dry gas production.

2Q08 Petroleum products and Petrochemicals Exports	Exports of petroleum products decreased from 167 Mbd during the second quarter of 2007 to 157 Mbd, primarily due to lower sales of naphtha. The main petroleum products exported during the second quarter of 2008 were naphtha and long residue.

Petrochemicals exports decreased from 223 to 155 Mt, primarily due to fewer sales of sulfur and butane. The main petrochemical products exported during the second quarter of 2008 were sulfur and ammonia.

1H08 Petroleum products and Petrochemicals Exports	During the first half of 2008, and exports of petroleum products decreased from 191 to 171 Mbd, as compared to the same period of the previous year, primarily as a result of lower sales of naphtha, fuel oil and long residue.

Exports of petrochemical products decreased from 408 to 294 Mt, primarily due to fewer sales of sulfur, butane and ethylene, which were partially offset by greater ammonia exports.

[4]	According to data provided by PMI Comercio Internacional (PMI).

PEMEX Financial Results Report as of June 30, 2008.	11/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
Crude oil (Mbd)(2)
Total	1,725	1,410	-18.3%	(315)	1,718	1,454	-15.3%	(264)
Heavy	1,511	1,287	-14.8%	(224)	1,485	1,304	-12.2%	(181)
Light	34	8	-76.6%	(26)	31	22	-26.7%	(8)
Extra-light	180	115	-36.1%	(65)	202	128	-36.7%	(74)
Average price (US$/b)	56.9	104.1	82.8%	47.2	52.3	93.7	79.1%	41.4

Natural dry gas (MMcfd)	163	60	-63.5%	(103)	175	43	-75.4%	(132)
Petroleum products (Mbd)	167	157	-5.7%	(10)	191	171	-10.5%	(20)
Petrochemicals (Mt)	223	155	-30.8%	(69)	408	294	-28.0%	(114)

(1)	Source: P.M.I.®, except natural -dry- gas.

(2)	Excludes the volume of crude oil under processing agreements.

Note: Numbers may not total due to rounding.

2Q08 Imports	Natural gas imports increased from 346 MMcfd in the second quarter of 2007 to 404 MMcfd in the second quarter of 2008, primarily due to lower production of dry gas.

Imports of petroleum products increased from 494 to 516 Mbd in the second quarter of 2008 as compared to the same period in the previous year. This increase was primarily attributable to higher purchases of diesel, gasoline and propane. The main petroleum imports were gasoline and diesel.

Petrochemicals imports increased from 99 to 102 Mt, primarily due to higher purchases of toluene and isobutene. The main petrochemicals imports were isobutene and methanol.

1H08 Imports	During first half of 2008, natural gas imports increased from 337 to 516 MMcfd, with respect to the same period of the previous year, primarily due to lower dry gas production.

Imports of petroleum products increased from 454 to 518 Mbd in the first half of 2008 as compared with the first half of 2007. This increase was primarily attributable to greater imports of gasoline and diesel.
Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
Natural dry gas (MMcfd)	346	404	17.0%	59	337	516	53.2%	179
Petroleum products (Mbd)(2)	494	516	4.4%	22	454	518	14.3%	65
Petrochemicals (Mt)	99	102	3.2%	3	205	204	-0.7%	(1)

(1)	Source: P.M.I.®, except natural dry gas.

(2)	Includes the volume of imported products under processing agreements. Also includes 67 Mbd and 68 Mbd of LPG for the first quarters of 2007

Note: Numbers may not total due to rounding.

PEMEX Financial Results Report as of June 30, 2008.	12/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Social and Sustainable Development

2Q08 Industrial Safety
•   During the second quarter of 2008, the frequency index decreased by 37.0% to 0.41 incapacitating accidents per million man-hours worked, and the severity index decreased by 17.6% to 28 days lost per million man-hours worked. [5] The change with respect to the same period of 2007 was primarily due to injuries, contact with fire, and falls.

2Q08 Sustainable Development	• Sulfur oxide (SOX) emissions increased by 98.5%, to 2.65 t/Mt, due to sour gas burning in the Northeastern Marine region.[6]

•   On June 30, 2008, the state of Veracruz awarded PGPB an Honorable Mention in the Communitary Work category of the state’s 2008 Environmental Award for its environmental remediation project carried out in Texistepec, Veracruz. During 2001- 2007, PEMEX invested Ps. 450 million in the region, despite the fact that the environmental damages were not caused by the PEMEX. The proceeds form the award were donated to Texistepec’s Integral Family Development Department (DIF).

• On July 5, 2008, PEMEX began planting 187 thousand trees in the main facilities of the country’s oil regions in support of the National Reforestation Campaign.

•   On July 17, PEMEX entered into the PROAIRE-II 2007-20012 agreement to reduce pollution levels in the municipality of Salamanca, Guanajuato. Ps1,300 million will be invested in the Salamanca refinery to reduce sulfur content in its processes, build a new plant and replace heaters.

• To comply with regulation NOM-148, we continue with rehabilitation and optimization activities, and construction of sulfur recovering units in the national refining system.
Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Industrial safety and environmental protection

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change

Selected indexes
Frequency index (1)	0.65	0.41	-37.0%	(0.2)	0.58	0.43	-26.1%	(0.2)
Severity index (2)	34.0	28.0	-17.6%	(6.0)	26.0	21.0	-19.2%	(5.0)
Sulfur oxide emissions (t/Mt)(3)	1.3	2.7	98.5%	1.3	1.14	2.58		1.4

(1)	PEMEX incapacitating lesions work accidents frequency index per million man-hours of risk exposure.

(2)	PEMEX incapacitating lesions work accidents severity index per million man-hours of risk exposure.

(3)	As of May 2008.
Note: Numbers may not total due to rounding.

[5]	The frequency index is the number of accidents with incapacitating injuries per million man-hours of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes an organic injury, functional disability or death, immediate or later, while working or as a result or work. Risk exposure man hours are the number of hours worked by all the personnel, inside or outside the working facilities, during its working hours or out of them, thus, including overtime and time by duties. The severity index is the number of days lost per million man- hours of risk exposure in the relevant period. Lost days are those of medical incapacity as a result of work accident injuries, plus dragging days and compensation days for partial, total or permanent incapacity, as well as for death.

[6]	Average sulfur oxide emissions (SOX) by thousand tons.

PEMEX Financial Results Report as of June 30, 2008.	13/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2T08 Social Development
•   On April 9, 2008, PEMEX gave a non-cash donation equivalent to Ps. 5.5 million to the municipalities of Minatitilán, Coatzacoalcos, Chinameca and Veracruz, to contribute with the development and social welfare.

• On May 21, 2008, PEMEX donated Ps. 100 million to the state of Veracruz to support public service infrastructure.

PEMEX Financial Results Report as of June 30, 2008.	14/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Financial Results for the Quarter Ended June 30, 2008

Sales

2Q08 Total Sales	During the second quarter of 2008, total sales, including revenues from services, increased by 29.6% to Ps. 371.6 billion (US$36.1 billion), as compared to the same quarter of the previous year, primarily due to an increase in the weighted average crude oil export price.

1H08 Total Sales	During first half of 2008, total sales, including revenues from services, increased by 30.9% as compared to the same period of the previous year to Ps. 693.0 billion (US$67.2 billion), primarily due to an increase in the weighted average crude oil export price.

2Q08 Domestic Sales	During the second quarter of 2008, domestic sales increased by 17.3% to Ps. 178.1 billion (US$17.3 billion), as compared to the second quarter of 2007:

•    Natural gas sales increased by 40.9% to Ps. 31.9 billion, due to an increase in the average price of natural gas from US$7.6 to US$10.1 per million British Thermal Unit (MMBtu), and a 11.8% increase in volume of natural gas sold, from 2,914 to 3,257 MMcfd.

•    Sales of petroleum products increased by 12.2% to Ps. 138.0 billion. The volume of petroleum products sales increased by 4.2%, to 1,844 Mbd, primarily due to increases in the demand for Magna gasoline and diesel.

•    Petrochemical product sales increased by 32.0%, to Ps. 8.2 billion, primarily as a result of an increase in the price of petrochemical products, which was partially offset by a 6.3% decrease in the volume of sales.

Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Domestic sales	151,931	178,143	17.3%	26,212	17,284	287,846	341,626	18.7%	53,780	33,145
Natural dry gas	22,645	31,902	40.9%	9,257	3,095	41,992	58,018	38.2%	16,026	5,629
Petroleum products	123,045	138,000	12.2%	14,956	13,389	233,982	267,779	14.4%	33,797	25,981
Gasoline	64,292	67,020	4.2%	2,728	6,502	120,528	131,837	9.4%	11,309	12,791
Diesel	24,903	27,583	10.8%	2,680	2,676	47,888	52,561	9.8%	4,673	5,100
Liquefied petroleum gas (LPG)	13,148	12,881	-2.03%	(267)	1,250	27,668	27,050	-2.2%	(618)	2,624
Other	20,701	30,516	47.4%	9,815	2,961	37,899	56,331	48.6%	18,433	5,465
Petrochemical products	6,241	8,241	32.0%	1,999	800	11,873	15,829	33.3%	3,957	1,536

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	15/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
Natural dry gas (MMcfd)	2,914	3,257	11.8%	343	2,955	3,071	3.9%	116
Petroleum products (Mbd)	1,769	1,844	4.2%	75	1,763	1,817	3.0%	54
Gasoline	741	792	6.9%	51	718	760	5.9%	42
Diesel	348	370	6.2%	22	345	358	3.9%	14
Liquefied petroleum gas (LPG)	322	319	-1.2%	(4)	306	301	-1.6%	(5)
Other	357	363	1.7%	6	394	397	0.7%	3
Petrochemicals (Mt)	1,012	948	-6.3%	(64)	3,826	3,992	4.4%	167

Note:	Numbers may not total due to rounding.

2Q08 Exports	During the second quarter of 2008, export sales increased 43.5% to Ps. 193.2 billion (US$18.7 billion), as compared to the same quarter of the previous year:

•    Crude oil and condensates export sales increased by 42.8%, to Ps. 170.0 billion, primarily as a result of an increase in the weighted average crude oil export price from US$56.9 to US$104.1 per barrel, which was partially offset by a 18.3% decrease in the volume of crude oil exports, from 1,725 to 1,410 Mbd.

• Natural gas export sales decreased by 52.8%, to Ps. 0.8 billion, due to a decrease in dry gas production.

•    Petroleum products export sales increased by 66.2% to Ps. 21.6 billion, as a result of higher prices of exports of petroleum products, which was partially offset by a decrease of volume of 5.7%, from 167 to 157 Mbd.

•    Petrochemical products export sales decreased by 4.7% to Ps. 0.8 billion, as a result of reduction in volume by 30.8%, from 223 Mt to 155 Mt, which was partially offset by an increase in prices of petrochemicals.

Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total exports	134,606	193,176	43.5%	58,570	18,742	241,222	350,871	45.5%	109,649	34,042
Crude oil and condensates	119,042	169,985	42.8%	50,943	16,492	211,791	309,891	46.3%	98,100	30,066
Natural gas	1,757	830	-52.8%	(927)	80	3,278	1,066	-67.5%	(2,211)	103
Petroleum products	12,979	21,573	66.2%	8,593	2,093	24,657	38,510	56.2%	13,853	3,736
Petrochemical products	828	789	-4.7%	(39)	77	1,497	1,404	-6.2%	(93)	136

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) —formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing pow er as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	16/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Cost of Sales

2Q08	In the second quarter of 2008, cost of sales increased by 37.0%, to Ps. 155.0 billion (US$15.0 billion), as compared to the second quarter of 2007. This difference was primarily the result of the following:

• an increase of Ps. 27.2 billion in product purchases,

• an increase of Ps. 15.2 billion in the cost of the reserve for labor obligations, and

•    a decrease of Ps. 2.0 billion in depreciation and amortization.

During the quarter, cost of sales as a percentage of total sales amounted to 41.7%, an increase of 2.3% as compared to the same quarter of the previous year, primarily as a result of higher costs of product purchases.

1H08	During the first half of 2008 cost of sales increased by 36.8%, as compared to the same period of the previous year, to Ps. 278.6 billion (US$27.0 billion). The change was primarily the result of the following:

• an increase of Ps. 61.8 billion in product purchases, and

• an increase of Ps. 19.3 billion in the cost of the reserve for labor obligations.

Gross Income

2Q08	During the second quarter of 2008, gross income increased by 24.7%, to Ps. 216.6 billion pesos (US$21.0 billion), as compared to the second quarter of 2007, primarily due to an increase in the weighted average crude oil export price.

1H08	During the first half of 2008, gross income increased by 27.2% to Ps. 414.4 billion (US$40.2 billion), as compared to the first half of 2007, primarily due to an increase in the weighted average crude oil export price.

General Expenses

2Q08 Total	General expenses increased by 30.8%, to 26.6 billion (US$2.6 billion) in the second quarter of 2008, as compared to the second quarter of 2007, primarily due to an increase in cost of the reserve for labor obligations, which is reflected in distribution and administrative expenses.

2Q08 Distribution Expenses	During the quarter, distribution expenses increased by 48.1% to Ps. 9.3 billion (US$0.9 billion).

2Q08 Administrative Expenses	During the second quarter of 2008, administrative expenses increased by 23.1% to Ps. 17.2 billion (US$1.7 billion).

Cost of the Reserve for Labor Obligations

2Q08	During the second quarter of 2008, cost of the reserve for labor obligations increased by 106.2% to Ps. 42.8 billion (US$4.2 billion), as compared to the second quarter of 2007, due to changes to FRS D-3 “Employee benefits”, regarding the recognition of one additional year of employment and age, wage increases, pensions and benefits over the period. This cost is distributed among cost of sales, distribution expenses and administrative expenses.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	17/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Operating Income

2Q08	In the second quarter of 2008, operating income increased by 23.9% to Ps. 190.0 billion (US$18.4 billion), as compared to the second quarter of 2007, primarily as a result of the higher prices of hydrocarbons.

1H08	During the first half of 2008, operating income increased by 25.5% to Ps. 360.2 billion (US$34.9 billion), as compared to the same period of the previous year, primarily due to an increase in prices of hydrocarbons.
Other Expenses (Revenues), Net

2Q08	During the second quarter of 2008, other net revenues increased by 124.2% to Ps. 60.0 billion (US$5.8 billion), primarily due to a greater tax credit attributable to the negative rate of the Special Tax on Production and Services (IEPS). [4]

1H08	In the first half of 2008, other net revenues increased by 199.6% to Ps. 95.9 (US$9.3 billion), as compared to the first half of 2007, primarily due to a greater IEPS credit.
Comprehensive Financing Result

2Q08	Comprehensive financing result decreased by 38.0%, from an expense of Ps. 4.7 billion to an expense of Ps. 6.5 billion (US$0.6 billion). This decrease resulted from:

• a decrease of Ps. 1.9 billion in net interest and financial products expense,

• an increase of Ps. 0.8 billion due to the cancellation of foreign exchange gains in accordance with the adoption of FRS B-10 “Effects of inflation”, and

• an elimination of Ps. 0.7 billion in monetary gain
Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Comprehensive financing result	(4,700)	(6,485)	38.0%	(1,784)	(629)	(15,212)	(7,379)	-51.5%	7,833	(716)
Financial income(1)	4,607	(1,746)	-137.9%	(6,352)	(169)	9,828	5,823		(4,005)	565
Financial cost(1)	(16,709)	(12,291)	-26.4%	4,418	(1,193)	(27,421)	(25,280)	-7.8%	2,141	(2,453)
Foreign exchange gain (loss)	8,221	7,552		(669)	733	164	12,078		11,914	1,172
Monetary loss (gain)	(819)	—		819	—	2,217	—		(2,217)	—

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos w ith purchasing pow er as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.

Note:	Numbers may not total due to rounding.

[4]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico. During the fourth quarter of each of 2006 and 2007, the retail price was less than the producer price, resulting in a credit to PEMEX.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	18/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Participation in results of subsidiary entities

2Q08	In the second quarter of 2008, participation in results of subsidiary entities decreased from Ps. 6.8 to Ps. 4.9 billion (US$0.47 billion), as compared to the second quarter of 2007, primarily due to lower refining margins at the Deer Park facility.
Income before Taxes and Duties

2Q08	In the second quarter of 2008, income before taxes and duties increased by 36.3%, to Ps. 248.4 billion (US$24.1 billion), primarily as a result of:

• an increase of Ps. 36.6 billion in operating income, and

• an increase of Ps. 33.2 billion in other net revenues.

1H08	During the first half of 2008, income before taxes and duties increased by 46.4%, to Ps. 453.3 billion (US$44.0 billion). This variation was the result of:

• an increase of Ps. 73.2 billion in operating income,

• an increase of Ps. 63.9 billion in other net revenues.
Taxes and Duties5

2Q08	Taxes and duties paid increased by 60.9% to Ps. 231.7 billion (US$22.5 billion) during the second quarter of 2008, primarily due to higher prices of crude oil and natural gas, and the effect of Pemex-Exploration and Production’s total costs for the period, which were above the cap on deductible costs established by the Ordinary Hydrocarbons Duty (OHD). Therefore, any increase in costs above the cap will cause in a reduction in Pemex- Exploration and Production’s tax base.

During this quarter taxes and duties paid amounted to 62.4% as a percentage of total sales.

1H08	During first half of 2008 taxes and duties paid increased by 53.8%, to Ps. 433.3 billion, primarily due to higher prices and the effect of its total costs for the period which were above the cap on deductible costs established by the OHD.

[5]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	19/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Total taxes and duties	143,985	231,687	60.9%	87,701	22,479	281,744	433,328	53.8%	151,584	42,043
Hydrocarbon duties	140,172	228,144	62.8%	87,972	22,135	274,035	427,230	55.9%	149,595	41,451
Ordinary hydrocarbons duty	122,674	200,245	63.2%	77,571	19,428	240,109	373,840	55.7%	133,731	36,271
Extraordinary duty on crude oil exports	1,787	9,924		8,137	963	4,177	16,245		12,068	1,576
Hydrocarbons duty for the oil revenues stabilization fund	15,718	17,474	11.2%	1,756	1,695	29,914	36,198		6,284	3,512
Duty on hydrocarbons for the fund for scientific and technological research on energy	104	491		387	48	201	928		727	90
Duty for fiscal monitoring of oil activities	6	10	57.1%	4	1	12	19		7	2
Other taxes and duties(1)	3,813	3,543	-7.1%	(271)	344	7,709	6,098	-20.9%	(1,611)	592
Inflation recognition	(117)	—		117	0	(378)	—		378	—

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) — formerly Mexican GAAP — issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note:	Numbers may not total due to rounding.
Net income

2Q08	During the second quarter of 2008, PEMEX recorded a net income of Ps. 16.7 billion (US$1.6 billion), as compared to a net income of Ps. 38.3 billion in the second quarter of 2007. This decrease is a result of:

• an increase in operating income of Ps. 36.6 billion, and

• an increase in other net revenues of Ps. 33.2 billion.

• Which were partially offset by higher taxes and duties of Ps. 87.7 billion.

1H08	During the first half of 2008, PEMEX recorded a net income of Ps. 19.9 billion (US$1.9 billion), as compared to a net income of Ps. 27.8 billion in the first half of 2007. This variation is explained by:

• an increase in operating income of Ps. 73.2 billion, and

• an increase in other net revenues of Ps. 63.9 billion.

• Which were partially offset by an increase in taxes and duties of Ps. 151.6 billion.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	20/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

EBITDA

2Q08	Earnings before interest, taxes, depreciation and amortization, or EBITDA, increased by 41.0%, to Ps. 303.9 billion (US$29.5 billion), as compared to the second quarter of 2007.

1H08	During the first half of 2008, EBITDA increased by 52.1%, to Ps. 561.0 billion (US$54.4 billion).
Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2007	2008	Change		2008	2007	2008	Change		2008
	(Ps. MM)				(US$MM)	(Ps. MM)				(US$MM)
Net income (loss)	38,267	16,696		(21,571)	1,620	27,838	19,948		(7,890)	1,935
+ Taxes and duties	143,985	231,687	60.9%	87,701	22,479	281,744	433,328	53.8%	151,584	42,043
+ Comprehensive financing result	(4,700)	(6,485)	38.0%	(1,784)	(629)	(15,212)	(7,379)	-51.5%	7,833	(716)
+ Depreciation and amortization	17,270	19,214	11.3%	1,944	1,864	32,947	40,131	21.8%	7,185	3,894
Cost of the reserve for retirement + payments	20,747	42,788	106.2%	22,041	4,151	41,492	74,933	80.6%	33,441	7,270
EBITDA	215,569	303,899	41.0%	88,331	29,485	368,809	560,961	52.1%	192,152	54,426

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) —formerly Mexican GAAP— issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Results by Business Line
     The net income of PEMEX’s subsidiaries during the first half of 2008 was as follows:

PEP	Pemex-Exploration and Production recorded a net income of Ps. 57.9 billion, Ps. 26.1 billion greater than the net income recorded in the same period of 2007, primarily due to an increase in the weighted average crude oil export price.

PGPB	Pemex-Gas and Basic Petrochemicals recorded a net income of Ps. 2.6 billion, Ps. 3.8 billion less than the recorded in the same period of 2007, primarily due to a reduction in dry gas production.

PR	Pemex-Refining recorded a net loss of Ps. 42.6 billion, Ps. 33.7 billion lower than the recorded in the same period of 2007, primarily due to lower refining margins.

PPQ	Pemex-Petrochemicals recorded a net loss of Ps. 10.8 billion, Ps. 3.8 billion less than the net income recorded in the same period of 2007 , primarily due to an increase in the cost of the reserve for labor obligations due to the adoption of FRS D-3 “Employee benefits” and lower crude oil processing at la Cangrejera.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	21/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Assets

Current Assets	As of June 30, 2008 current assets increased by 5.0% to Ps. 431.5 billion, as compared to the previous year.
• cash and cash equivalents decreased from Ps. 178.2 to Ps. 121.6 billion,
• accounts receivable increased from Ps. 163.5 to Ps. 193.4 billion, and
• the value of inventories increased from Ps. 69.4 to Ps. 116.5 billion.

Investments in Shares	Investments in shares decreased by 6.3% to Ps. 34.2 billion.

Fixed Assets	Property and equipment increased by 7.5% to Ps. 817.2 billion, representing 63.2% of total assets.

Other Assets	Other assets increased by 162.5% to Ps. 10.0 billion, primarily due to the reclassification of the contract for nitrogen supply, as a result of the change of the external auditor.

Total Assets	As of June 30, 2008, total assets increased by 0.4%, to Ps. 1,293.0 billion (US$125.4 billion), as compared to the previous year. This result is primary explained by an increase in fixed assets and in the valuation of inventories, which was partially offset by a Ps. 76.5 decrease in intangible assets due to changes to FRS Bulletin D-3.
Liabilities

Current Liabilities	Short-term liabilities increased by 21.7% to Ps. 229.2 billion (US$22.2 billion), primarily as a result of an increase in taxes payable of Ps. 23.4 billion and an increase in short-term debt of Ps. 10.0 billion.

Long Term Liabilities	Long-term liabilities decreased by 8.7%, to Ps. 936.1 billion (US$90.8 billion), primarily due to a decrease in both long-term debt and the cancellation of additional liabilities in the reserve for labor obligations due to the changes to FRS Bulletin D-3 “Employee benefits”.

The 8.1% decrease in reserve for labor obligations from Ps. 499.1 to Ps. 458.5 is explained by a decrease of Ps. 124.8 billion, due to changes to FRS Bulletin D-3 eliminating additional liabilities, which is partially offset by an increase of Ps. 84.3 billion, due to the natural increase in the reserve for labor obligations.

It is worth mentioning that benefits resulting from the changes to FRS Bulletin D-3 will be offset during the next five years by the increase in the cost of the reserve for labor obligations.

Total Liabilities	Total liabilities decreased by 4.0% to Ps. 1,165.3 billion (US$113.1 billion), primarily due to a decrease in long-term debt and cancellation of additional liabilities resulting from the changes to the FRS Bulletin D-3 discussed above.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	22/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Equity

Total equity increased by 71.0%, to Ps. 127.6 billion (US$12.4 billion), as compared to the second quarter of 2007. The increase was primarily due to:

• a positive effect of Ps. 48.3 billion from the elimination of the reserve for retirement payments due to changes to FRS Bulletin D-3 “Employee benefits”,
• a payment of Ps. 16.2 billion to PEMEX from the Fund for the Stabilization of Investment and Infrastructure and the Surplus, and
• changes in the restatement of equity and in accumulated net income derived from the adjustments to FRS Bulletin B-10 “Inflation effects”.
Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

	As of June 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Total equity	74,632	127,620	71.0%	52,988	12,382
Certificates of contribution	96,958	96,958	0.0%	—	9,407
Increase in equity	133,346	149,539	12.1%	16,193	14,509
Restatement of equity	165,079	—		(165,079)	—
Effect of the reserve for retirement payments	(48,327)	—		48,327	—
Ingtegrated profit (loss)	(1,659)	9,036		10,695	877
Accumulated net income (losses)	(270,765)	(127,913)	-52.8%	142,852	(12,410)
From prior years	(298,604)	(147,861)	-50.5%	150,743	(14,346)
Net income (loss) for the period	27,838	19,948	-28.3%	(7,890)	1,935

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	23/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Changes in Financial Position

Net cash-flow from operating activities	The net cash-flow required for operating activities was Ps. 17.4 billion (US$1.7 billion); primarily due to taxes and duties paid during the first half of 2008 corresponding to 2007 financial results.

Net cash-flow from investing activities	The net cash-flow used for investing activities was Ps. 46.8 billion (US$4.5 billion); primarily due to increases in fixed assets.

Net cash-flow from financing activities	The net cash-flow raised through financing activities was Ps. 13.7 billion (US$1.3 billion). As a result, the net cash-flow from financing activities was Ps. 14.7 billion (US$1.4 billion).

PEMEX Unaudited Financial Results Report as of June 30, 2008.	24/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Investing and Financing and Activities
Investing Activities

2008	Investments for 2008 are expected to total Ps. 217.9 billion (US$19.4 billion)[6]. The allocation of total investments by subsidiary entity is as follows:

PIDIREGAS Investment
• Ps. 172.6 billion for Exploration and Production[7],
• Ps. 8.9 billion for Refining,
• Ps. 1.5 billion for Gas and Basic Petrochemicals, and
• Ps. 0.7 billion for Petrochemicals.

Non-PIDIREGAS Investment
• Ps. 7.9 billion for Exploration and Production[8],
• Ps. 17.0 billion for Refining,
• Ps. 5.1 billion for Gas and Basic Petrochemicals,
• Ps. 3.1 billion for Petrochemicals, and
• Ps. 1.1 billion for Petróleos Mexicanos.

Investment data is subject to budgetary adjustments.
Financing Activities

2Q08 Financing Operations	On June 2, the Pemex Project Funding Master Trust (MT) entered into a credit agreement of ¥41,900 million, equivalent to US$400 million. This credit facility consists of two tranches in the amount of US$200 million each with maturity dates in 2011 and 2014, respectively.

On June 4, 2008, the Master Trust issued US$1.5 billion in debt securities guaranteed by Petróleos Mexicanos:
• US$1.0 billion, of 5.75% Bonds due 2018, from the reopening of a series initially issued in October 2007, and
• US$500 million, of 6.625% Bonds due 2038.

During the second half of 2008, PEMEX expects to raise approximately US$3.1 billion through ECA’s, bank loans, and/or placement of debt securities in the Mexican or the international capital markets.

Liquidity management	As of June 30, 2008, US$1.5 billion of the syndicated revolving credit facility entered into on September 17, 2007, had been used by the Master Trust.

[6]	The convenience translation into US dollars of amounts in pesos has been made at the 2008 estimated exchange rate of Ps. 11.20 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate..

[7]	Includes upstream maintenance expenditures.

[8]	Idem.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	25/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Debt

Total	As of June 30, 2008, total consolidated debt,[9] including accrued interest, decreased by 11.2% to Ps. 503.3 billion (US$48.8 billion), as compared to June 30, 2007.

• short-term debt totaled Ps. 84.2 billion (US$8.2 billion), and
• long-term debt totaled Ps. 419.1 billion (US$40.7 billion).

Debt as a percentage of equity and liabilities totaled 38.9%.

Net	Net debt, or the difference between total debt and cash and cash equivalents, decreased by 1.7%, to Ps. 381.7 billion (US$37.0 billion), as compared to June 20, 2007.
Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

	As of June 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Total debt	566,501	503,317	-11.2%	(63,184)	48,833
Short-term	74,247	84,216	13.4%	9,968	8,171
Long-term	492,254	419,101	-14.9%	(73,153)	40,662
Cash & cash equivalents	178,196	121,574	-31.8%	(56,622)	11,795
Total net debt	388,305	381,742	-1.7%	(6,563)	37,038

*	Derived from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos w ith purchasing pow er as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

[9]	Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	26/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Maturity	The following table shows the maturity profile of PEMEX’s total debt:
Profile
Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of June 30,
		(Ps. MM)	(US$MM)
Documented debt in pesos		111,627	10,830
	2008	18,009	1,747
	January — June 2009	444	43
	July 2009 — June 2010	26,013	2,524
	July 2010 — June 2011	9,972	968
	July 2011 — June 2012	10,300	999
	July 2012 and beyond	46,889	4,549
Documented debt in other currencies		391,690	38,003
	2008	27,490	2,667
	January — June 2009	38,272	3,713
	July 2009 — June 2010	71,237	6,912
	July 2010 — June 2011	51,068	4,955
	July 2011 — June 2012	28,191	2,735
	July 2012 and beyond	175,432	17,021
Total debt		503,317	48,833

*	Derived f rom unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera

(Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos w ith purchasing pow er as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	27/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Duration	The following table presents the average duration of our debt exposure:
Table 23

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of June 30,
	2007	2008	Change
		(Years)
U.S. Dollars	3.8	4.1	0.3
Mexican pesos	2.0	1.7	(0.3)
Euros	3.4	2.9	(0.4)
Japanese yen	1.6	1.1	(0.5)
Total	3.4	3.5	0.1

Note:	Numbers may not total due to rounding.

Interest Rate Risk	PEMEX’s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2008, approximately 53.7% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 46.3% carried floating rates.

Currency and	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Interest Rate Sensitivity
Table 24

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(excluding accrued interest)

	As of June 30,
	2007	2008	2007	2008	2007	2008
	Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	78.9%	76.1%	64.2%	56.6%	35.8%	43.4%
Mexican pesos	21.0%	23.8%	47.3%	44.2%	52.7%	55.8%
Euros	0.001%	0.001%	100.0%	100.0%	0.0%	0.0%
Japanese yen	0.08%	0.07%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	60.7%	53.7%	39.3%	46.3%

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	28/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Other Relevant Topics

Transparency and Disclosure	In May 2008, Global Reporting Initiative (GRI) granted PEMEX’s Sustained Development Report the highest grade (A+). PEMEX is the first Mexican company to receive this recognition.

PEMEX’s 70th Anniversary	On June 7, 2008, PEMEX celebrated its 70th anniversary. In the Internet site www.pemex.com the commemorative section Línea del Tiempo, was included, which presents the main highlights of Mexico’s oil industry history, as well as portraits of the general directors of PEMEX and a multimedia review of its main facilities.

Operating Efficiency Program 2008-2012	In July 2008, PEMEX presented its Program to Increase Operating Efficiency (PEO) 2008 — 2012.
The program seeks to reduce the supplies and resources used throughout its operation, as well as increase the quantity and quality of the products by focusing on the following goals:

	•	decrease the percentage differences between observed and estimated production in investment projects,
	•	reduce the gap between observed and estimated costs,
	•	increase labor productivity,
	•	accelerate the incorporation of available technology,
	•	improve safety indexes,
	•	optimize operationals planning and coordination, and
	•	increase transparency and accountability levels.

Strategy Against Pipeline Tapping	During the second quarter of 2008, PEMEX increased the monitoring actions in its pipeline infrastructure to fight against the illicit fuels black market and avoid risks to the people of México and to the environment. As a result, as of June 12, 2008, 152 pipeline taps were discovered.

Wage Revision	Our relationship with our workers is regulated by the Federal Labor Law and a collective labor contract between PEMEX and the Mexican Republic Petroleum Workers Union. The labor contract is reviewed every two years, although wages are reviewed every year.

On July 22, 2008, PEMEX and the Petroleum Workers Union signed the wage revision contract. The new agreement includes a 4.8% salary increase and a 1.9% increase in benefits. These increases, which are similar to other contract increases in the industrial sector, will go into effect on August 1, 2008.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	29/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Annex
Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields

				2006				2007				2008
	2003	2004	2005	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(Mbd)

Total	3,371	3,383	3,333	3,345	3,329	3,247	3,104	3,158	3,166	3,055	2,951	2,911	2,801

Northeast Marine Region	2,416	2,441	2,357	2,334	2,289	2,174	2,026	2,074	2,111	2,011	1,901	1,881	1,778
Cantarell	2,108	2,125	2,029	1,937	1,850	1,751	1,617	1,582	1,580	1,435	1,286	1,182	1,043
Akal-Nohoch	2,054	2,079	1,973	1,882	1,797	1,698	1,564	1,529	1,533	1,391	1,239	1,137	1,000
Chac	20	17	12	13	13	12	11	11	11	14	14	13	13
Ixtoc	11	11	13	14	15	14	13	13	11	11	12	13	12
Sihil	9	6	19	16	14	16	17	18	12	8	10	9	8
Kutz	13	12	12	12	12	12	12	12	12	11	11	11	11
Ku	197	191	203	244	278	282	272	310	330	328	342	360	361
Zaap	41	57	69	82	76	66	62	89	91	123	148	197	219
Maloob	50	53	47	57	64	50	45	55	64	83	91	100	114
Others	21	15	9	14	21	27	29	39	47	42	34	41	41

Southwest Marine Region	398	388	396	428	454	498	519	522	493	493	515	495	486
Chuc	99	93	103	111	106	110	99	96	94	82	78	76	71
Caan	114	108	98	93	90	86	84	75	69	69	75	66	76
Ixtal	—	—	9	24	45	53	68	77	50	74	73	74	56
Sinan	0	18	32	39	44	62	65	66	70	66	62	64	60
Bolontiku	—	15	40	46	45	73	66	83	93	81	89	88	78
Others	184	163	137	141	148	154	169	170	156	146	161	152	165

Southern Region	483	473	497	499	501	491	474	475	472	465	449	449	450
Samaria	73	62	65	66	64	64	61	67	63	59	58	55	52
Jujo	51	44	50	54	58	59	55	53	52	51	50	46	46
Iride	44	46	50	51	50	46	46	46	42	40	38	37	35
Puerto Ceiba	46	77	77	63	59	52	45	42	41	41	40	36	33
Sen	21	13	19	22	22	21	21	21	27	29	29	38	37
Tecominoacán	23	20	22	28	31	30	26	25	24	21	20	23	24
Pijije	12	11	13	14	15	15	14	14	14	14	15	15	19
Cárdenas	14	13	15	19	21	18	15	15	14	14	13	12	12
Cunduacán	23	26	27	23	23	21	18	16	15	13	12	12	13
Mora	5	4	4	5	9	10	11	12	12	12	11	10	10
Yagual	4	6	12	11	10	11	11	11	13	12	10	10	9
Oxiacaque	6	6	6	6	6	9	10	11	12	11	11	9	8
Ogarrio	5	5	7	7	8	9	10	9	10	10	7	8	9
Cactus	12	11	9	8	9	9	8	9	9	9	9	10	10
Chinchorro	10	9	8	7	7	7	8	8	7	8	8	9	8
Others	133	119	112	115	111	110	112	116	119	122	117	117	124

Northern Region (1)	74	81	84	84	85	84	85	87	89	87	85	87	88
Poza Rica	10	11	10	10	10	10	10	10	10	9	9	8	7
Tajín	3	6	6	6	5	5	5	7	8	9	7	12	13
Arenque	9	8	9	8	9	8	8	8	8	8	7	6	6
Coapechapa	0	4	9	10	7	6	6	7	6	5	6	7	7
Agua Fría	2	7	6	7	8	8	6	5	4	5	6	7	6
Constituciones	5	5	5	5	5	5	5	5	5	4	5	5	4
Others	44	40	38	37	41	42	45	46	49	48	45	44	45

(1)	Production by Chicontepec. 1Q08: 28 Mbd. 2Q08: 30 Mbd.
Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	30/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields

				2006				2007				2008
	2003	2004	2005	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(MMcfd)

Total	4,498	4,573	4,818	5,094	5,281	5,478	5,565	5,816	6,033	6,094	6,285	6,586	6,861

Northeast Marine Region	940	947	928	931	958	923	870	992	1,129	1,147	1,356	1,647	1,854
Cantarell	782	786	759	731	739	715	678	782	930	925	1,124	1,383	1,586
Akal-Nohoch	750	759	720	687	698	675	634	740	888	873	1,069	1,335	1,553
Ixtoc	13	13	21	24	21	21	22	19	23	34	31	29	18
Sihil	6	2	8	10	9	10	12	13	10	7	12	8	4
Kutz	6	5	5	5	5	5	5	5	5	5	5	5	5
Chac	9	7	5	5	5	5	5	5	5	6	6	6	6
Ku	111	101	103	127	152	150	137	146	138	147	153	161	153
Others	47	61	65	73	67	58	56	64	61	75	79	103	114

Southwest Marine Region	581	603	655	750	810	908	953	985	940	1,010	1,035	991	1,016
Caan	206	215	206	196	189	181	176	171	159	200	212	188	227
Sinan	1	48	80	94	104	156	136	140	152	144	141	130	110
May	—	—	24	67	68	65	139	135	121	152	165	173	229
Ixtal	—	—	13	35	87	98	122	143	99	151	147	152	113
Chuc	119	95	113	118	113	121	109	107	107	93	84	82	78
Bolontiku	—	15	40	46	45	73	66	83	93	81	89	88	78
Others	255	229	179	194	205	214	205	205	209	190	196	178	180

Southern Region	1,630	1,495	1,400	1,361	1,318	1,355	1,375	1,365	1,392	1,378	1,277	1,364	1,419
Iride	77	70	93	109	109	101	106	108	116	104	96	92	93
Samaria	99	102	88	78	76	81	76	107	101	88	89	83	83
Narvaez	—	—	0	0	—	47	73	87	83	82	85	88	90
Cunduacán	55	71	88	99	101	97	92	85	80	61	58	60	66
Sen	64	33	47	56	57	55	55	54	71	73	75	90	106
Muspac	215	145	115	92	86	81	78	76	74	75	24	61	65
Giraldas	96	89	74	64	61	63	63	60	61	62	62	70	70
Jujo	58	45	54	64	54	54	57	58	57	53	57	63	66
Oxiacaque	16	17	13	14	15	15	18	32	41	62	74	77	76
Copano	82	78	65	60	55	53	51	50	49	47	48	44	42
Pijije	35	32	37	42	42	43	42	42	41	37	38	36	43
Tizón	13	24	28	26	26	33	32	31	36	42	40	33	32
Catedral	128	100	74	66	54	53	49	44	44	40	11	20	22
Puerto Ceiba	29	53	51	43	39	35	32	29	29	29	29	27	25
José Colomo	37	36	35	32	31	28	29	29	30	29	28	28	26
Tecominoacán	25	31	34	40	41	41	37	28	30	28	26	29	27
Cárdenas	28	27	33	41	41	38	33	31	25	26	28	26	25
Costero	—	0	—	—	0	9	35	18	12	43	18	40	52
Others	575	542	471	438	429	425	417	396	413	395	391	398	410

Northern Region(1)	1,347	1,528	1,835	2,052	2,196	2,292	2,366	2,475	2,572	2,559	2,616	2,583	2,572
Lizamba	4	12	103	137	139	160	173	235	233	225	279	303	307
Arquimia	—	—	—	16	125	147	161	195	219	198	195	167	129
Apertura	—	—	52	121	139	150	162	168	181	157	175	176	158
Culebra	201	169	172	157	161	171	183	154	160	167	170	165	145
Velero	22	38	50	54	65	73	91	105	112	124	111	94	86
Cuitláhuac	91	113	116	121	120	116	112	100	100	96	91	91	84
Arcabuz	33	40	65	71	77	81	79	97	88	95	98	104	95
Lankahuasa	—	—	—	6	28	69	98	104	101	83	79	72	66
Fundador	3	14	50	93	94	102	91	87	84	89	86	77	83
Vistoso	8	80	117	120	116	118	113	100	90	66	64	60	54
Arcos	141	104	92	104	101	100	78	69	67	60	61	55	62
Papán	—	—	—	—	—	—	—	—	14	98	115	129	197
Cañón	16	22	53	59	56	49	51	50	53	53	53	49	44
Others	826	935	966	992	974	959	975	1,010	1,070	1,049	1,040	1,040	1,064

(1)	Chicontepec production. 1Q08: 44 MMcfd. 2Q08: 50 MMcfd.
Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	31/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected operational information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2007	2008	Change		2007	2008	Change
Production
Total hydrocarbons (Mboed)	4,470	4,287	-4.1%	(183)	4,443	4,312	-2.9%	(131)
Total crude oil (Mbd)	3,166	2,801	-11.5%	(364)	3,162	2,856	-9.7%	(306)
Total gas equivalent (Mboed)(1)	1,304	1,486	13.9%	182	1,281	1,456	13.7%	175
Offshore crude oil / Total crude oil production	82.7%	81.5%	-1.2%		82.7%	81.9%	-0.8%

(1)	Includes condensates.
Note: Numbers may not total due to rounding. Mboed stands for Thousand barrels of crude oil equivalent per day.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	32/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet

	As of June 30,
	2007	2008	Change		2008
	(Ps. MM)				(US$MM)
Current assets	411,025	431,470	5.0%	20,445	41,862
Cash & cash equivalents	178,196	121,574	-31.8%	(56,622)	11,795

Net accounts receivable	163,460	193,382	18.3%	29,922	18,762

Inventories	69,370	116,515	68.0%	47,145	11,305
of products	65,740	112,386	71.0%	46,646	10,904
of materials	3,630	4,128	13.7%	498	401
Investments in shares	36,538	34,243	-6.3%	(2,295)	3,322

Properties and equipment	760,490	817,201	7.5%	56,710	79,287

Intangible asset derived from the actuarial computation of labor obligations	76,492	—		(76,492)	—

Other assets	3,827	10,048		6,221	975

Total assets	1,288,373	1,292,962	0.4%	4,589	125,446

Short-term liabilities	188,344	229,227	21.7%	40,884	22,240
Short-term debt(1)	74,247	84,216	13.4%	9,968	8,171
Suppliers	28,345	34,410	21.4%	6,065	3,339
Net accounts payable	33,031	34,482	4.4%	1,451	3,346

Taxes payable	52,720	76,120	44.4%	23,399	7,385

Long-term liabilities	1,025,397	936,114	-8.7%	(89,283)	90,824
Long-term debt(1)	492,254	419,101	-14.9%	(73,153)	40,662
Reserve for retirement payments, pensions and seniority premiums	499,052	458,523	-8.1%	(40,529)	44,487

Reserve for abandonment and dismantling,	29,640	52,140	75.91%	22,499	5,059
provisions, diverse credits and others Deferred taxes	4,451	6,351	42.7%	1,900	616

Total liabilities	1,213,741	1,165,342	-4.0%	(48,399)	113,064

Total equity	74,632	127,620		52,988	12,382

Total liabilities and equity	1,288,373	1,292,962	0.4%	4,589	125,446

*	Derived from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos w ith purchasing pow er as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance Ltd.and Repcon Lux, S.A.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	33/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

	Second quarter (Apr. - Jun.)						Six months ending Jun. 30,
	2007	2008	Change		2008	2007	2008	Change
	(Ps.MM)				(US$MM)	(Ps.MM)
Total sales	286,800	371,576	29.6%	84,777	36,051	529,602	693,039	30.9%	163,437
Domestic sales	151,931	178,143	17.3%	26,212	17,284	287,846	341,626	18.7%	53,780
Exports	134,606	193,176	43.5%	58,570	18,742	241,222	350,871	45.5%	109,649
Services income	263	258	-2.2%	(6)	25	534	543	1.7%	9

Cost of sales(1)	113,152	155,024	37.0%	41,872	15,041	203,703	278,606	36.8%	74,904

Gross income	173,647	216,552	24.7%	42,905	21,010	325,900	414,433	27.2%	88,533

General expenses(1)	20,298	26,556	30.8%	6,258	2,577	38,972	54,262	39.2%	15,291
Distribution expenses	6,302	9,334	48.1%	3,032	906	12,362	17,142	38.7%	4,780
Administrative expenses	13,996	17,223	23.1%	3,226	1,671	26,609	37,120	39.5%	10,511

Operating income (loss)	153,349	189,996	23.9%	36,647	18,434	286,928	360,171	25.5%	73,243

Other net revenues (expenses)(2)	26,754	59,984	124.2%	33,231	5,820	31,997	95,858	199.6%	63,860

Comprehensive financing result	(4,700)	(6,485)	-38.0%	(1,784)	(629)	(15,212)	(7,379)	51.5%	7,833

Participation in results of subsidiaries and associates	6,850	4,887		(1,963)	474	5,870	4,628	-21.2%	(1,242)

Income before taxes and duties	182,252	248,382	36.3%	66,130	24,099	309,583	453,277	46.4%	143,694

Taxes and duties	143,985	231,687	60.9%	87,701	22,479	281,744	433,328	53.8%	151,584

Net income (loss)	38,267	16,696		(21,571)	1,620	27,838	19,948		(7,890)

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects“, 2007 amounts are expressed in pesos with purchasing power as 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

(2)	Includes the reimbursement of the Special Tax on Production and Services (IEPS).

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	34/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected financial indexes

	Second quarter (Apr. — Jun.)			Six months ending Jun. 30,
	2007	2008	Change	2007	2008	Change		2008
								(US$MM)
Consolidated income statement ratios
Cost of sales / Total sales	39.5%	41.7%	2.3%	38.5%	40.2%		1.7%
Depreciation / Cost of sales and General expenses	12.9%	10.6%	-2.4%	13.6%	12.1%		-1.5%
Operating income / Total sales	53.5%	51.1%	-2.3%	54.2%	52.0%		-2.2%
Taxes and duties / Total sales	50.2%	62.4%	12.1%	53.2%	62.5%		9.3%

Consolidated balance sheet ratios				As of June 30,
Working capital (Ps. MM) (1)				222,682	202,243	-9.2%	(20,439)	18,993
Properties and equipment / Total Assets				59.0%	63.2%	4.2%
Total debt / Total liabilites and equity				44.0%	38.9%	-5.0%

Pemex — Exploration and Production ratios				Six months ending Jun. 30,

Sales / Hydrocarbons production (Ps. / boe)				510.9	780.1	52.7%	269.2	73.3
Operating income / Hydrocarbons production (Ps. / boe)				398.2	637.6	60.1%	239.4	59.9
Net income / Hydrocarbons production (Ps. / boe)				39.5	74.2	87.8%	34.7	7.0
Taxes and duties / Operating income				86.6%	85.9%	-0.7%

*	Derived from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing pow er as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Current assets minus short-term liabilities.

Note:	boe stands for barrels of crude oil equivalent.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	35/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statement of cashflow (indirect method)

	2008	2008
		(US$MM)
Operating activities
Income before taxes and duties	453,277	43,978
Items related to investing activities	111,720	10,839

Depreciation and amortization	40,131	3,894
Impairment loss	61	6
Participation in subsidiary companies and joint ventures	(4,627)	(449)
Other items	76,155	7,389
Items related to financing activities	(11,215)	(1,088)

Accrued interest	—	—
Other items	(11,215)	(1,088)
Funds provided by income before taxes and duties	553,782	53,729
Accounts receivables	(30,153)	(2,926)
Inventories	(23,225)	(2,253)
Other accounts receivable and other assets	326	32
Suppliers	(728)	(71)
Other liabilities	(13,609)	(1,320)
Taxes and duties paid	(503,802)	(48,880)
Funds provided by (used in) the operation	(571,191)	(55,418)

Net cashflow from operating activities	(17,410)	(1,689)

Investing activities
Property, plant and equipment	(50,298)	(4,880)
Investments in securities	3,448	335
Other items	90	9

Net cashflow from investing activities	(46,759)	(4,545)

Exceeding (required) funds for financing activities	(64,169)	(6,226)

Financing activities
Bank loans	36,795	3,570
Securities	48,954	4,750
Amortization of bank loans	(47,223)	(4,582)
Amortization of securities	(24,873)	(2,413)
Other equity movements	5,082	493
Other items	(3,988)	(387)

Net cashflow from financing activities	14,746	1,431

Net increase in cash and cash equivalents	(49,423)	(4,795)

Cash and cash equivalents at the beginning of the year	170,997	16,591

Cash and cash equivalents at the end of the year	121,574	11,795

*	Derived from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos w ith purchasing pow er as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Free cashflow is not registered under NIF but are reconciled to NIF as set forth above.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	36/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Subsidiary Entities’ contribution to financial results

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
	(Ps. MM)
Six months ending June 30, 2008
Total sales	608,887	268,577	141,417	41,325	518,517	(885,683)	693,039
External clients	—	240,729	87,063	13,834	350,871	—	692,497
Intersegment	608,887	27,848	54,354	27,491	166,743	(885,323)	0
Revenues from services	—	—	—	—	903	(361)	543
Gross income (loss)	513,998	(108,563)	7,327	(4,088)	25,685	(19,927)	414,433
Operating income (loss)	497,639	(131,364)	1,843	(11,510)	4,483	(920)	360,171
Comprehensive financing result	(13,511)	(1,690)	1,753	436	6,229	(597)	(7,379)
Depreciation and amortization	32,954	4,571	1,740	560	306	—	40,131
Cost of the reserve for labor obligations	24,770	25,766	5,608	7,430	11,359	—	74,933
Taxes and duties	427,454	2,171	1,358	138	2,207	—	433,328
Net income (loss)	57,945	(42,624)	2,634	(10,772)	26,586	(13,822)	19,948

As of June 30, 2008
Current assets	664,690	238,957	95,938	58,266	539,341	(1,165,722)	431,470
Investment in shares	367	157	1,157	—	723,131	(690,569)	34,243
Fixed assets	589,581	163,606	41,555	15,299	8,091	(930)	817,201
Acquisition of fixed assets	54,823	5,176	1,239	397	165	—	61,801
Total assets	1,276,092	403,091	138,926	73,821	2,532,879	(3,131,846)	1,292,962
Short-term liabilities	160,397	183,862	37,410	13,355	996,993	(1,162,789)	229,227
Reserve for labor obligations	159,918	156,866	37,444	43,996	60,300	—	458,523
Total liabilities	963,910	387,655	86,281	58,484	2,380,133	(2,711,120)	1,165,342
Equity	312,182	15,436	52,645	15,337	152,746	(420,726)	127,620

Six months ending June 30, 2007
Total sales	410,891	226,335	114,641	28,959	348,128	(599,352)	529,602
External clients	—	206,314	70,637	10,895	241,222	—	529,069
Intersegment	410,891	20,021	44,004	18,064	106,057	(599,037)	0
Revenues from services	—	—	—	—	849	(315)	534
Gross income (loss)	335,475	(18,618)	11,252	(3,391)	17,483	(16,300)	325,900
Operating income (loss)	320,218	(34,391)	7,342	(6,630)	1,724	(1,335)	286,928
Comprehensive financing result	(11,834)	(2,452)	1,041	(103)	(1,882)	19	(15,212)
Depreciation and amortization	26,138	4,173	1,810	497	328	—	32,947
Cost of the reserve for labor obligations	14,304	13,832	3,162	4,033	6,161	—	41,492
Taxes and duties	277,180	1,349	2,299	132	785	—	281,744
Net income (loss)	31,797	(8,964)	6,477	(6,935)	34,041	(28,577)	27,838

As of June 30, 2007
Current assets	628,414	195,636	96,908	51,266	503,820	(1,065,018)	411,025
Investment in shares	336	157	899	—	635,996	(600,850)	36,538
Fixed assets	535,700	159,427	41,087	15,861	8,416	—	760,490
Acquisition of fixed assets	46,814	5,633	1,656	604	6	—	54,712
Total assets	1,210,141	381,773	144,798	73,214	2,299,847	(2,821,400)	1,288,373
Short-term liabilities	139,070	133,078	37,929	15,185	930,190	(1,067,108)	188,344
Reserve for labor obligations	172,015	169,194	38,752	47,056	72,034	—	499,052
Total liabilities	875,782	349,602	84,569	63,385	2,206,272	(2,365,869)	1,213,741
Equity	334,359	32,170	60,230	9,829	93,575	(455,531)	74,632

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007, 2008 amounts are expressed in nominal terms.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	37/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A9

Main Tenders*
Pemex-Exploration and Production

	Amount	Announced
Tender number	US$MM**	date	Description	Status	Awarded to

18575050-002-08	472.4	22/05/08	DRILLING AND COMPLETION OF WELLS IN THE OFFSHORE REGION	AWARDED	BAKER HUGHES DE MEXICO
18575051-010-08	453.0	26/05/08	DRILLING AND MAINTENANCE WORKS	AWARDED	WEATHERFORD DE MEXICO
18575051-009-08	422.5	26/05/08	DRILLING AND COMPLETION OF WELLS	AWARDED	WEATHERFORD DE MEXICO
18575108-085-07	269.1	09/05/08	OFFSHORE FACILITIES MAINTENANCE	AWARDED	CONDUX
18575107-011-08	107.9	02/05/08	RECOVERY AND UNLOADING FLUIDS SERVICE	AWARDED	MARITIMA DE ECOLOGIA
18575107-006-08	103.3	02/04/08	AERIAL TRANSPORTATION	AWARDED	AEROSERVICIOS ESPECIALIZA DOS
18575050-003-08	86.9	10/04/08	DRILLING OF OFFSHORE PRODUCTION WELLS	AWARDED	DOWELL SCHLUMBERGER DE MEXICO
18575051-016-08	58.5	03/06/08	LEASING OF LAND DRILLING EQUIPMENT	AWARDED	BRONCO DRILLING COMPANY
18575107-007-08	57.6	06/05/08	TRANSPORTATION OF MATERIALS AND EQUIPMENT	AWARDED	TIDEWATER DE MEXICO
18575049-003-08	54.4	04/04/08	PIPELINES	AWARDED	TUBA CERO
18575004-017-08	49.2	23/05/08	CARBON STEEL PIPES	AWARDED	TUBERIA SPROCA RSA
18575055-002-08	41.7	18/04/08	PIPES FOR THE SOUTHERN REGION	AWARDED	TUBERIA SPROCA RSA
18575106-015-08	40.6	27/06/08	ENGINEERING, PROCUREMENT AND CONSTRUCTION FOR OPTIMIZATION OF FACILITIES	AWARDED	DEMAR INSTALA DORAY CONSTRUCTORA
18575106-011-08	33.2	30/05/08	PROCUREMENT AND CONSTRUCTION OF PIPELINES IN THE GULF OF MEXICO	AWARDED	OCEANOGRAFIA
18575062-005-08	33.0	23/05/08	SUBSTITUTION OF OIL DEHYDRATATION AND DESALT SYSTEMS	AWARDED	SOCIEDAD INDUSTRIAL DE CONSTRUCCIONES
					ELÉCTRICAS
18575107-029-08	32.9	24/06/08	TRANSPORTATION OF MATERIALS AND EQUIPMENT	AWARDED	NAVIERA BOURBON TAMAULIPAS
18575051-005-08	28.0	21/04/08	MAINTENANCE TO MUDBOMBS AND CENTRIFUGUES	AWARDED	MULTISERVICIOS DEPERFORACION
					GEOPETROLEROS
18575088-006-08	27.2	05/09/08	LEASING OF OFFSHORE DRILLING PLATFORMS	AWARDED	NOBLE CONTRACTING SARL
18575062-008-08	27.0	22/04/08	3D SEISM IC	AWARDED	GLOBAL GEOPHYSICAL SERVICES
18575095-011-08	26.2	23/06/08	FREIGHT LINERS	AWARDED	GRUAS MENDOZA
18575107-005-08	24.1	01/04/08	TRANSPORTATION OF MATERIALS AND EQUIPMENT	AWARDED	TMM DIVISION MARITIMA
18575051-008-08	20.1	30/05/08	MAINTENANCE TO INTERNAL COMBUSTION ENGINES	AWARDED	CORPORATIVO DE PRODUCTOSY SERVICIOS LAS
					ESTACAS
18575106-007-08	15.0	09/05/08	CONSTRUCTION OF PLATFORM AND TEMPLATE	AWARDED	DRAGADOS OFFSHORE DE MÉXICO
18575050-005-08	14.9	30/04/08	INSTALLATION AND ANCHORMENT WORKS	AWARDED	BAKER HUGHES DE MEXICO
18575106-008-08	14.8	12/05/08	CONSTRUCTION OF OFFSHORE PLATFORMS	AWARDED	CONSTRUCCIONES MECÁNICAS MONCLOVA,
18575099-003-08	14.6	10/04/08	SERVICE TO PERSONNEL OF THE SOUTHERN REGION	AWARDED	SAINT MARTIN CONSTRUCCIONES
18575050-012-08	14.4	03/06/08	MAINTENANCE TO MEASURING INSTRUMENTS	AWARDED	INTEGRATED POWER SYSTEMS
18575050-008-08	12.6	04/05/08	INTRODUCTION AND RECOVERY OF PIPES	AWARDED	MATERIALESY EQUIPOPETROLERO
18575110-014-08	12.4	16/05/08	MEASUREMENT STATION EXPANSION OF BURGOS	AWARDED	MERCO INGENIERIA INDUSTRIAL
18575106-005-08	12.1	09/05/08	CONSTRUCTION OF A PLATFORM AND TEMPLATE	AWARDED	DRAGADOS OFFSHORE DE MÉXICO
18575107-091-07	11.3	20/05/08	MATERIALS FOR CONSTRUCTION	AWARDED	ELNIPLITO DELSURESTE
18575051-007-08	11.1	23/05/08	INTRODUCTION AND/OR EXTRACTION OF COATING PIPES	AWARDED	MATERIA LESY EQUIPOPETROLERO
18575008-010-08	10.8	14/05/08	MEASURING, SEPARATION AND PHASE HANDLING SERVICES	AWARDED	TETRA TECHNOLOGIES DE MEXICO
18575062-007-08	5.0	22/04/08	CONDITION, EXTEND & CONSTRUCTION OF LOCATIONS FOR PERFORATION WELLS	AWARDED	GRUPO NA -HÀ
18575062-006-08	NA	29/04/08	EXTENSION AND RECONDITION OF DRILLING LOCATIONS FOR DRILLING WELLS	VOID
18575021-013-08	NA	22/05/08	TECHNICAL APPLICATIONS OF ENGINEERING AND GEOSCIENCES	PENDING
18575051-017-08	NA	15/05/08	VERTICAL DRILLING IN THE NORTHERN REGION	PENDING
18575107-028-08	NA	15/05/08	AERIAL TRANSPORTATION	PENDING

*	Additional information of the tenders here presented, as well as those amounts minor to Ps. 100 million can be consulted at www.compranet.gob.mx.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	38/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A10

Main Tenders*
Pemex-Gas and Basic Petrochemicals

	Amount	Announced
Tender number	US$MM**	date	Description	Status	Awarded to

18577001-001-08	15.8	09/05/08	TWO SYSTEMS OF DIGITAL DISTRIBUTION CONTROL IN COATZA COALCOS	AWARDED	ABB MEXICO
18577010-007-08	3.5	26/06/08	MAINTENANCE TO GAS TREATMENT PLANT IN LA VENTA GPC	AWARDED	LM VAGA CONSTRUCCIONES
18577002-010-08	3.4	01/07/08	INSPECTION, REHABILITATION AND CERTIFICATION OF OIL GA S PIPELINE N8	AWARDED	TUBOSCOPE MÉXICO
18577010-001-08	3.2	28/05/08	MAINTENANCE TO GAS TREATMENT PLANT INCLUDAD PEMEX GPC	AWARDED	GRUPO OMNI DE MEXICO
18577002-007-08	0.8	29/05/08	RESTORATION OF PIPELINES IN THE SALAMANCA SECTOR	AWARDED	ERUCOYM A
18577009-002-08	0.3	15/04/08	INSPECTION, REPAIR, REINSPECTION AND API CERTIFICATION OF SPHERIC TANKS	AWARDED	TECNICA RN
18577009-003-08	0.2	18/04/08	INSPECTION OF ANTICORROSIVE COVERING STATUS OF GAS PIPELINES IN THE MADERO PIPELINE SECTOR	AWARDED	BIESOLD INTRA GAS MEXICO
18577002-006-08	NA	25/06/08	MAINTENCE TO LPG PUENTE GRANDE-TERMINAL SATÉLITE & GAS CACTUS-EL MISTERIO	VOID
18577002-009-08	NA	12/06/08	SUBSTITUTION OF 36” PIPELINE IN THE CROSSING WITH THE LERMA RIVER IN SALAMANCA	VOID
18577009-001-08	NA	02/01/08	SOIL & SUB SOIL REMEDIATION FOR ENVIRONMENTAL PROTECTION AT ARENQUE	PENDING
18577009-004-08	NA	24/04/08	MODERNIZATION OF ANTIFIRE SYSTEM AT POZA RICA GPC	PENDING

*	Additional information of the tenders here presented, as well as those amounts minor to Ps. 100 million can be consulted at www.compranet.gob.mx.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Table A11

Main Tenders*
Pemex-Refining

	Amount	Announced
Tender number	US$MM**	date	Description	Status	Awarded to

18576018-022-07	391.1	30/05/08	FINANCIAL LEASING OF FIVE VESSELS	AWARDED	FTAPIAS MÉXICO
18576009-018-08	45.7	22/05/08	MEASUREMENT EQUIPMENTS	AWARDED	PRODUCTOS P OLIMEX
18576178-002-08	41.2	02/06/08	AQUISITION OF TANKS	AWARDED	CAMIONES ANDRADE
18576176-003-08	19.1	10/04/08	SUBSTITUTION OF PIPES	AWARDED	CONSTRUCCION Y SERVICIOS INTEGRA LES SIGMA
18576176-007-08	10.4	09/04/08	INSPECTION AND CERTIFICATION OF PIPELINES AT SALINA CRUZ	AWARDED	EUTOTEC
18576018-005-08	NA	14/07/08	OFFSHORE TRANSPORTATION	VOID

*	Additional information of the tenders here presented, as well as those amounts minor to Ps. 100 million can be consulted at www.compranet.gob.mx.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Table A12

Main Tenders*
Pemex-Petrochemicals

	Amount	Announced
Tender number	US$MM**	date	Description	Status	Awarded to

18578010-006-08	5.4	30/06/08	LDPE COIL PURCHASE FOR EQUIPMENT AT THE MORELOS PC	AWARDED	TECNOLOGIA DE ENVASADO INDUSTRIAL
18578025-006-08	1.5	13/06/08	DESING AND ELECTRO MECHANIC WORKS AT THE MORELOS PC	AWARDED	CYJ CONSTRUCCIONES
18578025-008-08	1.4	20/06/08	REHABILITATION OF VAPOR EQUIPMENT AT CANGREJERA CP	AWARDED	AISLAMIENTOS Y REFRACTARIOS DIVERSOS
18572039-003-08	NA	28/05/08	ETHYLENE PLANT ENLARGEMENT (2nd PHASE) AT MORELOS P C	VOID

*	Additional information of the tenders here presented, as well as those amounts minor to Ps. 100 million can be consulted at www.compranet.gob.mx.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	39/40
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:
Telephone:    (52 55) 1944 9700
Voice mail:    (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Rebeca González	Guillermo Regalado
rgonzalez@dcf.pemex.com	gregalado@dcf.pemex.com

Eduardo Ruiz-Healy	Carmina Moreno
eruizh@dcf.pemex.com	cmoreno@dcf.pemex.com

Cristina Arista	Paulina Nieto
darista@dcf.pemex.com	pnietob@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.
Amounts in US dollars are translated at the December 31, 2007 exchange rate of Ps. 10.3069 per US dollar.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA and free cash-flow are non-US GAAP measures.

PEMEX Unaudited Financial Results Report as of June 30, 2008.	40/40
www.pemex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Deputy Director of Finance and Treasury

Date: August 13, 2008
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.